# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 W. Airport Road, Stillwater, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 09/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002146945

## Reporting persons
- EMG Fund V SVRE Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,223,081; sole dispositive power 0; shared dispositive power 29,223,081; aggregate amount beneficially owned 29,223,081 (7.8% of the class)
  Comment: Limited Liability Company
- The Energy & Minerals Group Fund V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,223,081; sole dispositive power 0; shared dispositive power 29,223,081; aggregate amount beneficially owned 29,223,081 (7.8% of the class)
- EMG Fund V Offshore, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,223,081; sole dispositive power 0; shared dispositive power 29,223,081; aggregate amount beneficially owned 29,223,081 (7.8% of the class)
- The Energy & Minerals Group Fund V Accordion, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,223,081; sole dispositive power 0; shared dispositive power 29,223,081; aggregate amount beneficially owned 29,223,081 (7.8% of the class)
- EMG Fund V Accordion Offshore, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,223,081; sole dispositive power 0; shared dispositive power 29,223,081; aggregate amount beneficially owned 29,223,081 (7.8% of the class)
- John T. Raymond: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 29,223,081; sole dispositive power 0; shared dispositive power 29,223,081; aggregate amount beneficially owned 29,223,081 (7.8% of the class)

## Item 1. Issuer
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W. Airport Road, Stillwater, OK 74075

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

EMG Fund V SVRE Holdings, LLC

The Energy & Minerals Group Fund V, LP

EMG Fund V Offshore, LP

The Energy & Minerals Group Fund V Accordion, LP

EMG Fund V Accordion Offshore, LP

John T. Raymond
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2229 San Felipe St., Suite 1300 Houston, Texas 77019.
Citizenship: Mr. Raymond is a citizen of the United States. Each of the remaining Reporting Persons are organized under the laws of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date of this filing, based upon 375,076,567 shares of Common Stock outstanding as of September 3, 2026, as disclosed in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 4, 2026.

The Common Stock reported herein is held directly by EMG Fund V SVRE Holdings, LLC. The Energy & Minerals Group Fund V, LP, EMG Fund V Offshore, LP, The Energy & Minerals Group Fund V Accordion, LP and EMG Fund V Accordion Offshore, LP own, directly, or indirectly, 100% of the membership interests in EMG Fund V SVRE Holdings, LLC. John T. Raymond, the 100% owner of the general partner of the general partner of each of The Energy & Minerals Group Fund V, LP, EMG Fund V Offshore, LP, The Energy & Minerals Group Fund V Accordion, LP and EMG Fund V Accordion Offshore, LP, has sole voting and dispositive power with respect to the Common Stock held by EMG Fund V SVRE Holdings, LLC. Mr. Raymond disclaims beneficial ownership of the Common Stock held by EMG Fund V SVRE Holdings, LLC, except to the extent of his pecuniary interest therein.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement

## Signatures
- EMG Fund V SVRE Holdings, LLC: /s/ Laura Tyson, Laura Tyson, Chief Operating Officer and General Counsel (09/11/2026)
- The Energy & Minerals Group Fund V, LP: By: EMG Fund V GP, LP, its general partner, By: EMG Fund V, LLC, its general partner, /s/ Laura Tyson, Laura Tyson, Chief Operating Officer and General Counsel (09/11/2026)
- EMG Fund V Offshore, LP: By: EMG Fund V GP, LP, its general partner, By: EMG Fund V, LLC, its general partner, /s/ Laura Tyson, Laura Tyson, Chief Operating Officer and General Counsel (09/11/2026)
- The Energy & Minerals Group Fund V Accordion, LP: By: EMG Fund V GP, LP, its general partner, By: EMG Fund V, LLC, its general partner, /s/ Laura Tyson, Laura Tyson, Chief Operating Officer and General Counsel (09/11/2026)
- EMG Fund V Accordion Offshore, LP: By: EMG Fund V GP, LP, its general partner, By: EMG Fund V, LLC, its general partner, /s/ Laura Tyson, Laura Tyson, Chief Operating Officer and General Counsel (09/11/2026)
- John T. Raymond: /s/ John T. Raymond, John T. Raymond (09/11/2026)